Filed by Datum One Series Trust (SEC File Nos.: 333-237048; 811-23556) pursuant to Rule 425 under the Securities Act of

1933, as amended, and deemed filed under Rule 14a-12 under the

Securities and Exchange Act of 1934, as amended.

Subject Company: Brandes Investment Trust (SEC. File Nos.: 033-81396; 811-08614)

The proxy statement/prospectus contains important information about the proposed reorganizations and therefore you are advised to read it. The proxy statement/prospectus and other information are available for free on the SEC’s website (www.sec.gov).

SPECIAL MEETING OF SHAREHOLDERS ADJOURNED DUE TO LACK OF SHAREHOLDER PARTICIPATION

YOUR FINANCIAL ADVISOR DOES NOT VOTE FOR YOU!

PLEASE VOTE TODAY TO LIMIT THE NEED FOR FURTHER SOLICITATION EFFORTS

Dear Fellow Shareholder,

We have been trying to get in touch with you regarding your investment in the Brandes Investment Trust. The Special Meeting of Shareholders was originally slated for June 13, 2024, but has been adjourned for your fund until June 28, 2024 because we did not meet the required shareholder participation levels. We are desperately trying to reach the necessary participation for the next meeting and, to date, we have yet to receive your vote. You may think your vote is inconsequential, but your participation helps us to avoid additional costly adjournments and solicitations, which is why WE NEED YOUR HELP!

EVEN IF YOU SIMPLY CAST AN ABSTAIN VOTE, IT WOULD BE A GREAT HELP!

Shareholders are being asked to approve one proposal which is to approve a reorganization of the fund in which you hold shares into a corresponding series of Datum One Series Trust of the same name.

As a result of the reorganization, there will be:

•	No change to the management fee. Annual net operating expenses are expected to be the same or lower.

•	No change to the investment adviser. Brandes Investment Partners would remain as the investment adviser.

•	No material change in the way the funds are managed.

 Nevertheless, there may be potential benefits of the reorganization including the following:

•	Potential for economies of scale and lower expenses over time.

•	Opportunity for operational efficiencies, permitting Brandes to focus on core competencies, including portfolio management and increased sales and distribution efforts to grow the funds in the future.

•	Opportunity to share various costs with other funds as well as potentially better pricing arrangements with service providers.

While to date, an overwhelming majority of the votes received have been cast in favor of the proposal, there are simply not sufficient shares voted to approve the proposal. In order for your vote to be represented, we must receive your voting instructions. PLEASE SUBMIT YOUR VOTE TODAY USING ONE OF THE FOLLOWING OPTIONS:

1.	By Internet - Follow the simple instructions on the enclosed proxy card.

2.	By Touchtone - Call the toll-free number located on your proxy card and follow the simple instructions.

3.	By Phone - Please call Okapi Partners LLC, the Brandes Investment Trust’s proxy solicitation firm, toll-free at (888) 785-6709. Representatives are available Monday - Friday 9:00am to 8:00pm (ET).

If you have any questions or need assistance voting your shares, please contact our proxy solicitation firm, Okapi Partners LLC, Toll-Free at: (888) 785-6709 or by email at: Brandes@OkapiPartners.com.

Sincerely,

Jeff Busby, CFA

President and Trustee, Brandes Investment Trust